
March 19, 2014

Via E-mail
Michael S. Paquette
Executive Vice President and
Chief Financial Officer
Montpelier Re Holdings Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke, Bermuda HM 08

>   **Re: Montpelier Re Holdings Ltd.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 6, 2014**
>   **File No. 001-31468**

Dear Mr. Paquette:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Proposal 3 – Adoption of Amended and Restated Bye-Laws, page 42

1. We note your disclosure that in addition to revisions to voting rights adjustment provisions, this amendment will also "make various other technical revisions and improvements" to the bylaws. Rule 14a-4(a)(3) of the Exchange Act requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Please expand your description of the technical revisions listed on page 43 and provide us supplementally with your analysis as to why these various actions should not be unbundled into separate proposals for shareholder approval. Please additionally include a marked copy of the proposed amended and restated bylaws that clearly indicates all changes being proposed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director